GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          APRIL 30, 1996


NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

       Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.


NOTE 2 - DIVIDENDS PER SHARE

       The following dividends per share were paid during the
period indicated,
                                Three Months         Six Months
                               Ended April 30,      Ended  April 30,
                               1996       1995      1996       1995
        Class A Common Stock   $.08       $.06      $.32       $.28
        Class B Common Stock   $.12       $.09      $.47       $.41


NOTE 3 - CALCULATION OF NET INCOME PER SHARE

       Net income per share was calculated using the following number of shares for the periods presented:

                              Three Months      Six Months
                             Ended April 30,   Ended April 30,


        Class A Common Stock 10,873,172 shares 10,873,172 shares
        Class B Common Stock 12,001,793 shares 12,041,793 shares


NOTE 4 - INVENTORIES

       Inventories are comprised principally of raw materials.


NOTE 5 - TREASURY SHARES ACQUIRED

       Effective November 6, 1995, Macauley & Company (the Partnership) in which the Company was a limited partner, was liquidated. Prior to the liquidation, the Partnership held Class B Common Stock (2,400,000 shares) of the Company. Upon liquidation, the Company received 1,200,000 shares of the Class B Common Stock. The Company recorded the liquidation by crediting interest in partnership and charging an equal amount to treasury stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

       Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 6-month periods ended April 30, 1996 and April 30, 1995.

       Net sales decreased 10% during the current period compared to the previous period. This decrease was principally the result of decreases in the container-board segment, which was significantly affected by lower sales prices of the products in this segment.

       The gain on sales of timber and timber properties decreased due to less salvage timber sales. In addition, timber properties were sold to the U.S. Forest Service in the prior year.

       The cost of products sold as a percentage of sales increased from 78.8% in 1995 to 81.7% in 1996. The profit margins of the containerboard segment were lower as compared to the previous period due to a reduction in the sales prices of its products without a corresponding reduction in its costs.

Liquidity and Capital Resources

       As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1995 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

       As discussed in the 1995 Annual Report, the Company is subject to the economic conditions of its customers. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

       The current ratio as of April 30, 1996 is an indication of the continuation of the Company's strong liquidity.

       The reduction in trade accounts receivable since year-end is due to lower sales during the second quarter of fiscal 1996 compared to the fourth quarter of fiscal 1995. Inventory and accounts payable balances are lower primarily due to a decrease in certain raw material prices.

       The increase in buildings is the result of completing a manufacturing plant in Mason, Michigan. The increase in construction in progress is primarily due to the mill modernization program in Virginia, offset by the completion of the plant in Michigan.

       Capital expenditures were $32,837,000 during the six months ended April 30, 1996. These capital expenditures were principally needed to replace and improve equipment.


       The Company has approved future purchases, primarily for equipment, of approximately $40 million. Self-financing and low interest rate borrowing has been the primary source for financing such capital expenditures.


PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

       There are no material pending legal proceedings.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

       (a.) Exhibits.
            None.

       (b.) Reports on Form 8-K.
            No events occurred requiring Form 8-K to be filed.



                          OTHER COMMENTS

       The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of April 30, 1996, the consolidated statements of income for the 6-month periods ended April 30, 1996 and 1995, and the consolidated statements of cash flows for the 6-month periods then ended. These financial statements are unaudited; however, at year-end an audit will be made for the fiscal year by our independent accountants.



                            SIGNATURES


       Pursuant to the requirements of the Securities Exchange
Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  Greif Bros. Corporation
                                      (Registrant)





Date   June 7, 1996                   John K. Dieker
                                       Controller